Alfred H. Wilms
                                 Ducs de Savoie
                                 Rue de la Poste
                               Tignes 73320 France

                                  March 3, 1996


Kirkland Investment Corporation
535 Madison Avenue
33rd Floor
New York, New York  10022

Dear Joel:

                  Thank you for your letter of today's date. This is to confirm that, based on our due diligence and given Alliance's strategic plan, among the critical elements for the success of Alliance going forward are, as your letter points out, a strong board of directors and a senior management team with the appropriate background and stature to lead Alliance.

Based on this understanding:

                  1. I will vote in favor of Amendment No. 1, dated as of January 23, 1996, to the Amended and Restated Agreement and Plan of Merger, dated as of October 18, 1995, and will execute at the appropriate time a proxy to vote in favor of the Merger at the stockholders' meeting.

                  2. If, in connection with the Merger, Alliance issues common equity or debt in a private placement and the NASD rules require shareholder approval for such issuance, I will vote my Alliance shares in favor of such issuance, provided that (A) the terms of the issuance are determined to be not unreasonable for a transaction of this type by one of the following:
                           (i) Morgan Stanley & Co. Incorporated, (ii) CS First Boston Corporation, (iii) Painewebber Incorporated,
                           (iv) UBS Securities, Inc., (v) Wasserstein Perella Securities, Inc. or (vi) an independent investment banking firm of recognized standing, selected jointly by you and me; and (B) neither Kirkland nor any of its affiliates is permitted to buy or sell securities of Alliance in connection with such issuance on terms more favorable than terms offered to me.

You may reflect my intentions in the Alliance proxy statement relating to the Merger.


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                  In addition, I hereby agree that:

                  1. irreparable damage would occur in the event any provision of this letter was not performed in accordance with the terms hereof and that Kirkland shall be entitled to equitable relief to enforce its rights hereunder; and

                  2. this letter shall be governed by, and construed in accordance with, the applicable laws of the State of New York and that all actions and proceedings arising out of or relating to this letter shall be heard and determined in a New York state or federal court sitting in Manhattan, and I hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding, irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding, and designate CT Corporation, at 1633 Broadway, New York, N.Y., as my agent for service of process in connection with any such action or proceeding.

                  I share with you the hope that the steps outlined in your letter will help position Alliance to realize its full potential and I look forward to working with you to that end.

                                                        Very truly yours,

                                                        /s/ Alfred H. Wilms

                                                        Alfred H. Wilms